UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Authorized Capital Publicly Traded Company

Brazilian National Directory for Legal Entities (“CNPJ”): 06.948.969/0001-75
Number of Registration with the Corporate Record (“NIRE”): 35.300.316.584

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON APRIL 16, 2021.

1           Date, time and location: On the 16th, at 05:00 p.m., at the registered office of Linx S.A. (hereinafter referred to as “Company”), in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 1, Edifício Birmann 21, Pinheiros, CEP: 05425-902.

2           CALL AND ATTENDANCE. Called as provided for in the Company’s Bylaws, all members of the Company’s Board of Directors attended the meeting through teleconference, as authorized by Article 20 of the Bylaws.

3           COMPOSITION OF THE MEETING BOARD. Chairman of the Meeting: Nercio José Monteiro Fernandes; Secretary: Ana Paula Frigo.

4           AGENDA. The directors of the Company gathered to deliberate on the following agenda: (i) reelection of certain members of the Company’s Executive Board; and (ii) ratification of all acts practiced by the Company’s Executive Board to make effective the deliberations taken in items (i) and (ii) above.

5           DeliberaTIONS. Upon the installation of the meeting, and after examination and discussion of the subjects in the agenda, the members of the board of directors unanimously voted to approve the following:

5.1	The reelection of certain members of the Company’s Executive Board, to wit:
(i)	Mr. ALBERTO MENACHE, a Brazilian citizen, married, business administrator, bearer of the Brazilian Identification Card (“RG”) number 24.257.036-7, issued by the Public Security Department of the State of São Paulo (“SSP/SP”), and registered with the Ministry of Economy as an Individual Taxpayer (“CPF/ME”) under number 172.636.238-89, resident and domiciled in the City of São Paulo, State of São Paulo, with business address in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 1, Edifício Birmann 21, Pinheiros, CEP: 05425-902, to the office of Chief Executive Officer;

(ii)	Mr. ANTONIO RAMATIS FERNANDES RODRIGUES, a Brazilian citizen, electronic engineer, bearer of the Brazilian Identification Card (“RG”) number 8.589.254-3, and registered with the CPF/ME under number 050.781.388-03, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 1, Edifício Birmann 21, Pinheiros, CEP: 05425-902, to the office of Executive Financial and Administration Vice President and Chief Investor Relations Officer;
(iii)	Mr. Jean Carlo Klaumann, a Brazilian citizen, married, marketing and sales associate, bearer of the Brazilian Identification Card (“RG”) number 3.063.332-0 issued by the SSP/SP, and registered with the Ministry of Finance as an Individual Taxpayer (“CPF/MF”) under number 808.968.989-20, resident and domiciled in the City of Joinville, State of Santa Catarina, with business address in the City of São Paulo, State of São Paulo, at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 1, Edifício Birmann 21, Pinheiros, CEP: 05425-902, to the office of Executive Digital Technology Vice President;
(iv)	Mr. GILSINEI VALCIR HANSEN, a Brazilian citizen, married, business administrator, bearer of the Brazilian Identification Card (“RG”) number 2.602.997-9, and registered with the CPF/ME under number 851.310.329-20, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Doutora Ruth Cardoso, no. 7221, Cj. 701, Bl. A, Dep. 20, sala 1, Edifício Birmann 21, Pinheiros, CEP: 05425-902, to the office of Executive Operations Vice President;
(v)	Mr. DENIS NIETO PIOVEZAN, a Brazilian citizen, married, engineer, bearer of the Brazilian Identification Card (“RG”) number 11.417.926-8, issued by the SSP/SP, and registered with the CPF/ME under number 265.103.968-31, resident and domiciled in the City of São Paulo, State of São Paulo, with office at Avenida Doutora Ruth Cardoso, no. 7221, 7º andar, sala 1, Edifício Birmann 21, Pinheiros, CEP: 05425-902, to the office of Executive Operations Vice President; and

(vi)	Mr. FLÁVIO MAMBREU MENEZES, a Brazilian citizen, married, engineer, bearer of the Brazilian Identification Card (“RG”) number 20.353.700-2, registered with the CPF/ME under number 135.534.058-64, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida das Nações Unidas, no. 7221, 7[o] andar, sala 1, Edifício Birmann 21, Pinheiros, CEP: 05425-902, to the office of Executive Human Resources, Marketing and Facilities Vice President.
5.1.2	The chief officers are reelected for a two (2)-year term of office, to end on April 16, 2023.
5.1.3	Upon signature of respective instrument of investiture drawn up on proper book, the Company’s chief officers hereby reelected / elected represent, subject to the penalties provided for by law, and for all purposes under the law, that they are not hindered by special law, convict, or under the effects of conviction for crime of bankruptcy, betrayal of trust, graft or bribery, extortion by public official, peculation, or crime against the consumer, against the Brazilian national financial system, against the competition defense rules, against commercial relations, public faith or property, or subject to penalty preventing, even temporarily, the access to public offices.
5.2	Ratification. At last, the members of the board of directors ratified all acts practiced by the Company’s Executive Board for making effective the deliberations taken at this meeting.

6           ADJOURNMENT: Since there was nothing else to be addressed, these minutes were drawn up, read, approved and signed by all of the attendees and by the Chairman and Secretary of the Meeting. São Paulo, April 16, 2021. Meeting Board: Chairman: Nercio José Monteiro Fernandes; Secretary: Alberto Menache. Attending Members of the Board of Directors: Nercio José Monteiro Fernandes, Alberto Menache, Alon Dayan, Roger de Barbosa Ingold, and João Cox Neto.

(Page of signatures of the Minutes of the Meeting of the Board of Directors of Linx S.A., of April 16, 2021)

I hereby certify that this is a true copy of the minutes drawn up on proper book.

São Paulo, April 16, 2021.

______________________________

Ana Paula Frigo

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer